TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s auditors have not performed a review of these condensed interim financial statements.

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian Dollars)

	Notes	February 28, 2014 $	August 31, 2013 $
ASSETS

Current assets
Cash		7,464,213	5,601,492
Amounts receivable		15,901	13,444
GST/VAT receivables		58,992	56,240
Prepaids		170,912	69,302
Total current assets		7,710,018	5,740,478

Non-current assets
Investment	5	15,812	24,805
Property, plant and equipment	6	154,961	175,485
Exploration and evaluation assets	7	8,770,026	7,883,939
Bond deposit		31,771	31,646

Total non-current assets		8,972,570	8,115,875

TOTAL ASSETS		16,682,588	13,856,353

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		653,607	645,492

TOTAL LIABILITIES		653,607	645,492

SHAREHOLDERS’ EQUITY
Share capital		24,254,650	20,299,802
Share-based payments reserve		9,307,174	9,056,102
Deficit		(17,412,831)	(16,034,024)
Accumulated other comprehensive loss		(120,012)	(111,019)

TOTAL SHAREHOLDERS’ EQUITY		16,028,981	13,210,861

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		16,682,588	13,856,353

Events after the reporting period - Note 13

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on April 11, 2014 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended		Six Months Ended
	Note	February 28, 2014 $	February 28, 2013 $ (Note 3)	February 28, 2014 $	February 28, 2013 $ (Note 3)
Expenses
Accounting and administration	9(b)(ii)	42,167	34,994	76,639	67,410
Audit		-	-	51,117	33,650
Corporate development		20,947	24,924	75,208	75,907
Depreciation	6	13,588	14,056	27,079	29,185
General exploration		10,297	19,975	18,679	47,514
Insurance		29,843	25,307	46,856	51,919
Investor relations		24,000	-	48,000	10,500
Legal		78,390	20,106	222,813	45,033
Management fees	9(a)	40,500	40,500	81,000	81,000
Office		31,181	43,400	61,490	67,570
Professional fees	9	129,925	233,991	212,844	373,933
Regulatory fees		14,257	14,420	36,904	32,540
Rent		11,044	14,552	25,344	31,357
Salaries and benefits		108,785	82,176	178,463	164,020
Shareholder costs		3,582	12,454	5,376	16,120
Share-based compensation	8(d)	28,000	9,061	143,200	603,455
Transfer agent		3,791	3,014	6,429	5,998
Travel		47,760	42,812	87,440	100,922
		638,057	635,742	1,404,881	1,838,033
Loss before other items		(638,057)	(635,742)	(1,404,881)	(1,838,033)

Other items
Gain on sale of property, plant and equipment		-	1,921	-	1,921
Impairment of exploration and evaluation assets	7	-	(4,045)	(6,599)	(14,483)
Interest income		17,062	15,343	34,861	43,551
Foreign exchange		(1,905)	22,347	(2,188)	22,002
		15,157	35,566	26,074	52,991
Net loss for the period		(622,900)	(600,176)	(1,378,807)	(1,785,042)

Other comprehensive gain (loss), net of deferred income tax		3,014	846	(8,993)	(25,128)

Comprehensive loss for the period		(619,886)	(599,330)	(1,387,800)	(1,810,170)

Basic and diluted loss per common share		(0.01)	(0.01)	(0.02)	(0.03)

Weighted average number of common shares outstanding		61,652,534	60,777,649	61,256,758	60,435,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended February 28, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	3,875,863	4,263,449	-	-	-	4,263,449
Cash - exercise of share options	50,000	38,000	-	-	-	38,000
Exploration and evaluation assets	50,000	51,500	-	-	-	51,500
Share issue costs	-	(425,101)	-	-	-	(425,101)
Share-based compensation on share options	-	-	143,200	-	-	143,200
Share-based compensation on finder’s option	-	-	124,800	-	-	124,800
Share-based compensation on finders’ warrants			10,072	-	-	10,072
Transfer on exercise of share options		27,000	(27,000)	-	-	-
Unrealized loss on investment	-	-	-	-	(8,993)	(8,993)
Net loss for the period	-	-	-	(1,378,807)	-	(1,378,807)
Balance at February 28, 2014	64,826,845	24,254,650	9,307,174	(17,412,831)	(120,012)	16,028,981

	Six Months Ended February 28, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Share-based compensation on share options	-	-	603,455	-	-	603,455
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(25,128)	(25,128)
Net loss for the period	-	-	-	(1,785,042)	-	(1,785,042)
Balance at February 28, 2013 (Note 3)	60,820,982	20,274,302	9,004,852	(14,337,824)	(80,090)	14,861,240

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended
	February 28, 2014 $	February 28 2013 $ (Note 3)
Operating activities
Net loss for the period	(1,378,807)	(1,785,042)
Adjustments for:
Depreciation	27,079	29,185
Share-based compensation	143,200	603,455
Impairment of exploration and evaluation assets	6,599	14,483
Gain on sale of property, plant and equipment	-	(1,921)
	(1,201,929)	(1,139,840)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	(2,457)	31,850
Decrease (increase) in GST/VAT receivables	(2,752)	103,988
Increase in prepaids	(101,610)	(66,254)
Decrease in accounts payable and accrued liabilities	(29,424)	(425,631)
	(136,243)	(356,047)
Net cash used in operating activities	(1,338,172)	(1,495,887)

Investing activities
Proceeds on sale of property, plant and equipment	-	25,545
Additions to exploration and evaluation assets	(803,647)	(1,122,837)
Additions to property, plant and equipment	(6,555)	-
Increase in bond deposit	(125)	-

Net cash used in investing activities	(810,327)	(1,097,292)

Financing activities
Issuance of common shares	4,301,449	301,250
Share issue costs	(290,229)	-

Net cash provided by financing activities	4,011,220	301,250

Net change in cash	1,862,721	(2,291,929)

Cash at beginning of period	5,601,492	9,778,040

Cash at end of period	7,464,213	7,486,111

Supplemental cash flow information - see Note 12

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007. The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”. The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia. As at February 28, 2014 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at February 28, 2014 the Company had working capital of $7,056,411. These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required. Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

See also Note 13.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2013.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures. In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained. The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The effects of the change in accounting policy related to the Company’s exploration and evaluation assets are as follows:

Reconciliation of Statements of Financial Position

	As at September 1, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	9,778,040	-	9,778,040
Amounts receivable	44,581	-	44,581
GST/VAT receivables	158,271	-	158,271
Prepaids	69,929	-	69,929

Total current assets	10,050,821	-	10,050,821

Non-current assets
Investment	80,862	-	80,862
Property, plant and equipment	255,338	-	255,338
Exploration and evaluation assets	214,297	5,944,868	6,159,165
Bond deposit	3,496	-	3,496

Total non-current assets	553,993	5,944,868	6,498,861

TOTAL ASSETS	10,604,814	5,944,868	16,549,682

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	782,977	-	782,977

TOTAL LIABILITIES	782,977	-	782,977

SHAREHOLDERS’ EQUITY
Share capital	19,808,552	-	19,808,552
Share-based payments reserve	8,565,897	-	8,565,897
Deficit	(18,497,650)	5,944,868	(12,552,782)
Accumulated other comprehensive loss	(54,962)	-	(54,962)

TOTAL SHAREHOLDERS’ EQUITY	9,821,837	5,944,868	15,766,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,604,814	5,944,868	16,549,682

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

	As at February 28, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	7,486,111	-	7,486,111
Amounts receivable	12,731	-	12,731
GST/VAT receivables	54,283	-	54,283
Prepaids	136,183	-	136,183

Total current assets	7,689,308	-	7,689,308

Non-current assets
Investment	55,734	-	55,734
Property, plant and equipment	202,529	-	202,529
Exploration and evaluation assets	207,992	7,149,359	7,357,351
Bond deposit	3,496	-	3,496

Total non-current assets	469,751	7,149,359	7,619,110

TOTAL ASSETS	8,159,059	7,149,359	15,308,418

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	447,178	-	447,178

TOTAL LIABILITIES	447,178	-	447,178

SHAREHOLDERS’ EQUITY

Share capital	20,274,302	-	20,274,302
Share-based payments reserve	9,004,852	-	9,004,852
Deficit	(21,487,183)	7,149,359	(14,337,824)
Accumulated other comprehensive loss	(80,090)	-	(80,090)

TOTAL SHAREHOLDERS’ EQUITY	7,711,881	7,149,359	14,861,240

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,159,059	7,149,359	15,308,418

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Comprehensive Loss

	Three Months Ended February 28, 2013			Six Months Ended February 28, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	416,374	(416,374)	-	1,204,491	(1,204,491)	-

Expenses
Accounting and administration	34,994	-	34,994	67,410	-	67,410
Audit	-	-	-	33,650	-	33,650
Corporate development	24,924	-	24,924	75,907	-	75,907
Depreciation	14,056	-	14,056	29,185	-	29,185
General exploration	19,975	-	19,975	47,514	-	47,514
Insurance	25,307	-	25,307	51,919	-	51,919
Investor relations	-	-	-	10,500	-	10,500
Legal	20,106	-	20,106	45,033	-	45,033
Management fees	40,500	-	40,500	81,000	-	81,000
Office	43,400	-	43,400	67,570	-	67,570
Professional fees	233,991	-	233,991	373,933	-	373,933
Regulatory fees	14,420	-	14,420	32,540	-	32,540
Rent	14,552	-	14,552	31,357	-	31,357
Salaries and benefits	82,176	-	82,176	164,020	-	164,020
Shareholder costs	12,454	-	12,454	16,120	-	16,120
Share-based compensation	9,061	-	9,061	603,455	-	603,455
Transfer agent	3,014	-	3,014	5,998	-	5,998
Travel	42,812	-	42,812	100,922	-	100,922
	635,742	-	635,742	1,838,033	-	1,838,033
Loss before other items	(1,052,116)	416,374	(635,742)	(3,042,524)	1,204,491	(1,838,033)

Other items
Gain on sale of property, plant and equipment	1,921	-	1,921	1,921	-	1,921
Impairment of exploration and evaluations assets	(4,045)	-	(4,045)	(14,483)	-	(14,483)
Interest income	15,343	-	15,343	43,551	-	43,551
Foreign exchange	22,347	-	22,347	22,002	-	22,002
	35,566	-	35,566	52,991	-	52,991
Net loss for the period	(1,016,550)	416,374	(600,176)	(2,989,533)	1,204,491	(1,785,042)

Other comprehensive loss	846		846	(25,128)		(25,128)

Comprehensive loss for the period	(1,015,704)	416,374	(599,330)	(3,014,661)	1,204,491	(1,810,170)

Basic and diluted loss per common share	(0.02)		(0.01)	(0.05)		(0.03)

Weighted average number of common shares outstanding	60,777,649		60,777,649	60,435,982		60,435,982

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Cash Flows

	Six Months Ended February 28, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the period	(2,989,533)	1,204,491	(1,785,042)
Adjustments for:
Depreciation	29,185	-	29,185
Share-based compensation	603,455	-	603,455
Impairment of exploration and evaluation assets	14,483		14,483
Gain on sale of property and equipment	(1,921)	-	(1,921)
	(2,344,331)	1,204,491	(1,139,840)
Changes in non-cash working capital items:
Decrease in amounts receivable	31,850	-	31,850
Decrease in GST/VAT receivables	103,988	-	103,988
Increase in prepaids	(66,254)	-	(66,254)
Decrease in accounts payable and accrued liabilities	(335,799)	(89,832)	(425,631)
	(266,215)	(89,832)	(356,047)
Net cash used in operating activities	(2,610,546)	1,114,659	(1,495,887)

Investing activities
Proceeds on sale of property, plant and equipment	25,545		25,545
Additions to exploration and evaluation assets	(8,178)	(1,114,659)	(1,122,837)

Net cash provided by (used in) investing activities	17,367	(1,114,659)	(1,097,292)

Financing activity
Issuance of common shares	301,250	-	301,250

Net cash provided by financing activity	301,250	-	301,250

Net change in cash	(2,291,929)	-	(2,291,929)

Cash at beginning of period	9,778,040	-	9,778,040

Cash at end of period	7,486,111	-	7,486,111

4.	Significant Accounting Policy

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2013. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2013.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

5.	Investment

	February 28, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(120,012)	15,812

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(111,019)	24,805

The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 7(b)(i). As at February 28, 2014 the quoted market value of the Hannans shares was $15,812.

6.	Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Addition	-	-	6,555	-	6,555
Balance at February 28, 2014	18,032	19,767	104,636	134,475	276,910

Accumulated Depreciation:

Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)

Depreciation	(1,750)	(1,917)	(10,206)	(13,206)	(27,079)
Balance at February 28, 2014	(10,292)	(8,960)	(44,293)	(58,404)	(121,949)

Carrying Value:

Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485
Balance at February 28, 2014	7,740	10,807	60,343	76,071	154,961

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets

	February 28, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	33,120	7,882,340	7,915,460
Olserum	124,846	538,997	663,843
Other	47,669	10,680	58,349
Other Properties	98,906	33,468	132,374
	304,541	8,465,485	8,770,026

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Other Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Other
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036

Impairment	-	(340,766)	-	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	173,595	-	45,476	-	30,068	249,139
Exploration site	4,118	-	909	-	199	5,226
Geochemical	23,455	-	1,071	-	2,747	27,273
Geological	33,817	-	-	-	-	33,817
Metallurgical testing	426,903	-	-	-	-	426,903
Pre-feasibility study	15,820	-	-	-	-	15,820
Surface rights	23,375	-	-	-	-	23,375
Travel	1,353	-	3,205	-	-	4,558
	702,436	-	50,661	-	33,014	786,111
Acquisition costs
Mining rights	8,636	-	-	-	1,439	10,075
Issuance of common shares	-	-	-	-	51,500	51,500
Acquisition	-	-	-	-	45,000	45,000
	8,636	-	-	-	97,939	106,575
Impairment	-	-	-	(6,599)	-	(6,599)

Balance at February 28, 2014	7,914,021	-	663,843	58,349	133,813	8,770,026

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden. See also Note 13.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden. The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company issued at an estimated fair value of $95,120. The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During the six months ended February 28, 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $6,599 to exploration and evaluation assets.

As at February 28, 2014 the Company has 15 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden. Hannans has earned a 75% interest in the Iron Ore Claims and may earn a further 15% interest by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including spending a minimum of AUS $100,000 per annum.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. (“Tumi”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500. A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects. Tumi has two common directors.

8.	Share Capital

(a)	Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	During the six months ended February 28, 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

The Company paid a finders’ fee of $168,735 cash and issued finders’ warrants which entitled the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017. The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $10,072. The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement. The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800. The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $121,494 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 7(b)(ii) and 13.

(ii)	No equity financings were conducted by the Company during fiscal 2013.

(c)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at February 28, 2014 and 2013 and the changes for the six months ended on those dates is as follows:

	2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,090,667	1.85	2,177,607	1.85
Issued	3,891,358	1.50	-	-
Expired	(2,090,667)	1.85	(86,940)	1.85
Balance, end of period	3,891,358	1.50	2,090,667	1.85

As at February 28, 2014 there were warrants outstanding to purchase 3,891,358 common shares at an exercise price of $1.50 expiring February 11, 2017.

(d)	Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV. Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the six months ended February 28, 2014 the Company granted 260,000 (2013 - 105,000) share options and recorded compensation expense of $143,200 (2013 - $102,750). In addition, the Company recorded $nil (2013 - $9,475) compensation expense on share options previously granted which had vested during the period.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

The fair value of share options granted and/or vested during the six months ended February 28, 2014 and 2013 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2014	2013
Risk-free interest rate	1.39% - 1.46%	1.09% - 1.26%
Estimated volatility	88% - 96%	86% - 130%
Expected life	3 years	2 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the six months ended February 28, 2014 was $0.55 (2013 - $0.98) per option.

During the six months ended February 28, 2013 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share. The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model. The assumptions used were: risk-free interest rate of 1.09% - 1.22%; estimated volatility of 91% - 103%; expected life of 1.25 years to 2.46 years; expected dividend yield of 0%; and estimated forfeiture rate of 0%. The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at February 28, 2014 and 2013 and the changes for the six months ended on those dates is presented below:

	2014		2013
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	3,781,500	2.01	5,181,500	2.09
Granted	260,000	0.76	105,000	1.32
Exercised	(50,000)	0.76	(1,250,000)	0.24
Expired	(1,011,500)	1.91	(330,000)	2.58
Balance, end of period	$2,980,000	1.96	$3,706,500	2.04

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at February 28, 2014:

Number Outstanding	Exercise Price $	Expiry Date
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
110,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
2,980,000

See also Note 13

9.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the six months ended February 28, 2014 and 2013 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2014 $	2013 $
Management fees	81,000	81,000
Professional fees	63,000	87,000
	144,000	168,000

As at February 28, 2014, $7,500 (2013 - $16,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

9.	Related Party Disclosures (continued)

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable. If the termination had incurred on February 28, 2014 the amount payable under the agreement would be $324,000.

(b)	Transactions with Other Related Parties

(i)	During the six months ended February 28, 2014 and 2013 the following amounts were incurred with respect to the Company’s non-management directors of the Company:

	2014 $	2013 $
Professional fees	63,000	63,000

As at February 28, 2014, $51,000 (2013 - $13,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)	In addition, during the six months ended February 28, 2014 the Company incurred a total of $37,500 (2013 - $28,800) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $2,010 (2013 - $2,400) for rent. As at February 28, 2014, $4,335 (2013 - $4,600) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)	During the six months ended February 28, 2014 the Company incurred $12,570 (2013 - $10,705) for shared administration costs with public companies with common directors and officers. As at February 28, 2014, $2,500 (2013 - $1,005) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During the six months ended February 28, 2014 the Company recorded a recovery of $28,229 (2013 - $50,013) for shared office personnel and costs from public companies with common directors and officers. As at February 28, 2014, $7,769 (2013 - $nil) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Notes 7(b)(ii) and 8(b)(i).

10.	Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada. The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	February 28, 2014
	Canada $	Scandinavia $	Total $
Current assets	7,443,666	266,352	7,710,018
Investment	15,812	-	15,812
Property, plant and equipment	-	154,961	154,961
Exploration and evaluation assets	-	8,770,026	8,770,026
Bond deposit	-	31,771	31,771
	7,459,478	9,223,110	16,682,588

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

10.	Segmented Information (continued)

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646
	5,542,912	8,313,441	13,856,353

11.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories: FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale. Financial liabilities are classified as FVTPL or other temporary liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2014 $	August 31, 2013 $
Cash	FVTPL	7,464,213	5,601,492
Investment	Available-for-sale	15,812	24,805
Amounts receivable	Loans and receivables	15,901	13,444
Accounts payable and accrued liabilities	Other liabilities	(653,607)	(645,492)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and amounts receivable. Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period. The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at February 28, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	7,464,213	-	-	-	7,464,213
Investment	-	-	15,812	-	15,812
Amounts receivable	15,901	-	-	-	15,901
Accounts payable and accrued liabilities	(653,607)	-	-	-	(653,607)

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest. The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”). The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation. Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk. At February 28, 2014, 1 Canadian Dollar was equal to 5.79 SEK.

Balances are as follows:

	Swedish Kronors	CDN $ Equivalent
Cash	987,211	170,503
Amounts receivable	91,582	15,817
Accounts payable and accrued liabilities	(1,907,013)	(329,363)
	(828,220)	(143,043)

TASMAN METALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014

(Unaudited - Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Based on the net exposures as of February 28, 2014 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $13,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12.	Supplemental Cash Flow Information

During the six months ended February 28, 2014 and 2013 non-cash activities were conducted by the Company as follows:

	2014 $	2013 $
Operating activity
Increase in accounts payable and accrued liabilities	184,562	89,832
Financing activities
Issuance of common shares	27,000	164,500
Share issue costs	(134,872)	-
Share-based payments reserve	107,872	(164,500)
	-	-
Investing activity
Additions to exploration and evaluation assets	(184,562)	(89,832)

13.	Events after the Reporting Period

Subsequent to February 28, 2014 the Company:

(i)	completed the final tranche of its private placement financing and issued 1,044,077 units for gross proceeds of $1,148,485. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017. The Company paid a finder’s fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement;
(ii)	issued 235,000 common shares on the exercise of share options for gross proceeds of $313,000;
(iii)	granted share options to a consultant to purchase 100,000 common shares at an exercise price of $1.47 per share to expire three years from date of grant; and
(iv)	entered into an agreement to acquire surface access rights to the Norra Kärr property, whereby the Company issued 36,000 common shares of the Company.

Page 22